

February 1, 2021

Kunwar Shailubhai
Chief Executive Officer
Tiziana Life Sciences plc
3rd Floor,
11-12 St James's Square
London SW1Y 4LB
United Kingdom

Re: Tiziana Life Sciences plc
Registration Statement on Form F-3
Filed January 26, 2021
File No. 333-252441

Dear Mr. Shailubhai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.